04003350

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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....UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OIEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 TORRANCE BOULEVARD, SUITE 101
(No. and Street)

REDONDO BEACH (City) CA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES D. OIEN (310) 798-2825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACKERMAN, MATTHEW, FIBER & WAINBERG
(Name – *if individual, state last, first, middle name*)

1180 S. BEVERLY DRIVE #500 (Address) LOS ANGELES (City) CA (State) 90035 (Zip Code)

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 26 2004
WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles D. Oien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oien Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 20, 2004 before me, Sandra Ferrer Notary public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Charles David Olen only
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SANDRA FERRER
Commission # 1454986
Notary Public - California
Los Angeles County
My Comm. Expires Dec 8, 2007

WITNESS my hand and official seal.

Sandra Ferrer
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath Of affirmation

Document Date: Feb 20, 2004 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oien Securities, Inc.
127 Torrance Blvd., Suite 101
Redondo Beach, California 90277

We have audited the accompanying statement of financial condition of Oien Securities, Inc. as of December 31, 2003 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Oien Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber + Wainberg

February 5, 2004

OIEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash and Equivalents	$564,001	
Due From Clearing Broker	192,560	
Deposit with Clearing Broker		
Cash and Cash Equivalents	437,030	
Investment Securities at Amortized Cost	145,801	
Accrued Interest Receivable on Investment Securities	3,459	
Prepaid Expenses	816	
Total Current Assets		$1,343,667
FIXED ASSETS		
Office Furniture and Equipment	48,901	
Less: Accumulated Depreciation	29,650	
Total Fixed Assets		19,251
OTHER ASSETS		
Investment in Mutual Fund (at market)	57,257	
Unamortized Organization Costs	76	
Security Deposit	1,210	
Total Other Assets		58,543
Total Assets		$1,421,461

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$34,681	
State Taxes Payable	7,838	
Total Current Liabilities		42,519
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 10,000 shares, Issued and Outstanding 1,000 shares	$ 10,000	
Paid in Capital	400,000	
Retained Earnings	986,686	
Accumulated Other Comprehensive Income	(17,744)	
Total Stockholder's Equity		1,378,942
Total Liabilities and Stockholder's Equity		$1,421,461

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES

Brokerage Revenues		$2,110,404
Dividend and Interest Income		13,924
TOTAL REVENUES		$2,124,328

EXPENSES

Salaries	$604,307	
Broker Clearance Costs	343,879	
Floor Brokerage	121,334	
Quotation Expenses	84,698	
Travel and Auto	60,787	
Entertainment	34,635	
Office Expense	28,310	
Payroll Taxes	19,993	
Rent and Utilities	19,769	
Telephone	18,457	
Professional and Advisory Fees	16,256	
Insurance	12,173	
Depreciation and Amortization	5,502	
Regulatory Fees	4,746	
Charitable Contributions	3,675	
Total Expenses		1,378,521
Income Before Provision for Income Taxes		745,807
Provision for Franchise Tax		11,438
Net Income		$ 734,369

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance - Beginning of Year	$10,000	$400,000	$508,317	$ (25,862)	$ 892,455
Net Income for the Year Ended December 31, 2003			734,369		734,369
Other Comprehensive Income Unrealized Gain or Securities held for Investment				8,118	8,118
Dividends Paid			(256,000)		(256,000)
Balance - End of Year	$10,000	$400,000	$986,686	$ (17,744)	$ 1,378,942

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

OIEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income		$ 734,369
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Items Not Requiring Cash		
Depreciation and Amortization		5,502
NET CHANGES IN ASSETS AND LIABILITIES		
Increase in Due From Clearing Brokers		(117,472)
Increase in Deposits with Clearing Brokers		(12,229)
Decrease in Prepaid Expenses		812
Decrease in Accounts Payable and Accrued Expenses		(88,361)
Increase in State Taxes Payable		7,838
NET CASH PROVIDED BY OPERATING ACTIVITIES		530,459
INVESTING ACTIVITIES		
Purchase of Office Furniture and Equipment		(16,103)
FINANCING ACTIVITIES		
Dividends Paid to Shareholder	$(256,000)	
Investment in Mutual Funds	(25,000)	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(281,000)
Net Increase in Cash and Cash Equivalent		233,356
Balance, January 1, 2003		330,645
Balance, December 31, 2003		$ 564,001

Supplemental Information:

Franchise Taxes Paid	$ 3,555
Interest Expense	$ 201

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY
The Company is a NASD licensed broker-dealer. Its customers are all financial institutions and all trades are done on a riskless principal or agency basis. All securities transactions and related brokerage and clearing costs are recorded on a trade date basis.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of three to five years, using both accelerated and straight line method of depreciation.

INCOME TAXES
The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the corresponding provisions of the California Revenue and Taxation code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. For California purposes, the Company pays a franchise tax at the rate of 1.5% of its taxable income. The shareholder is liable for individual federal and California income taxes on his share of the Company's taxable income respectively.

2. **CONCENTRATIONS OF CREDIT RISKS**
Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash amounts due from clearing brokers and deposits held by the clearing broker. The company uses one broker for maintaining its clearance account which also holds the deposit. The value of cash and securities held by the broker exceed the mandated coverage provided by SIPC funded by broker/dealers.

3. **DEPOSIT WITH CLEARING BROKER**

The company is required to maintain a deposit with it's clearing broker. The deposit held by the clearing broker consists of the following at December 31, 2003:

Cash and Cash Equivalents	$437,030
U.S. Treasury Bonds and Notes with maturities ranging from August 15, 2017 to August 15, 2025. The Company intends to hold these securities to maturity and the amounts are shown at amortized cost.	145,801
Total	$582,831

At December 31, 2003 the aggregate fair value of the U.S. Treasury securities was $172,532 and the unrealized gain was $26,731.

4. **INVESTMENT IN MUTUAL FUNDS**

The investment in mutual funds is classified as available for sale and are shown at fair value. The unrealized gain at December 31, 2003 is included in Other Comprehensive Income as a separate component of Stockholder's Equity.

5. **LEASE COMMITMENTS:**

The Company is obligated under a lease commitment for the premises it occupies to October 31, 2007. There is a renewal option for three additional years. The annual minimum cost of living increases are no less than 3%.

Minimum Annual Lease Payments are as follow:

2004	$ 33,161
2005	34,155
2006	35,180
2007	30,046
TOTAL	$ 132,542

6. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $1,318,369 which was $1,218,369 in excess of its required net capital of $100,000. Its ratio for aggregate indebtness to net capital was .03 to 1.

OIEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$1,378,942	$1,416,725	$ (37,783)
Non-Allowable Assets and Deductions	24,812	19,648	(5,164)
Haircuts	35,761	35,761	0
Net Capital	1,318,369	1,361,316	(42,947)
Required Net Capital	100,000	100,000	0
Excess Net Capital	$1,218,369	$1,261,316	$ (42,947)
Aggregate Indebtedness	$ 42,519	$ 11,977	$ 30,542
Percent of Aggregate Indebtedness to Net Capital	3.23%	0.88%	

Principal differences in the net capital computations are due to an error in computing haircuts on U.S. Government Securities, accruals and adjustments made during the examination.

OIEN SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2003

Supplementary Schedule 2

The company operates on a fully disclosed basis with Spear, Leeds & Kellogg.

Spear, Leeds & Kellogg confirm directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3.

OIEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2003

Supplementary Schedule 3

The Company operates on a fully disclosed basis and promptly forwards all securities received to the clearing broker, Spear, Leeds & Kellogg thereby exempting Oien Securities, Inc. from Rule 15c3-3 as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2004

To the Board of Directors
Oien Securities, Inc.
127 Torrance Blvd., Suite 101
Redondo Beach, California 90277

In planning and performing our audit of the financial statements of Oien Securities, Inc. for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Oien Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and the reserve required by rule 15c3-3(e); (2) to make the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13; (3) to comply with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) to obtain and maintain physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The Company operates on a fully disclosed basis with other brokerage firms who confirm, carry and clear all security transactions for customers introduced by Oien Securities, Inc. thereby exempting the company from compliance with Rule 15c3-3 and 17a-13.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber & Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG